February 18, 2015

Via Edgar

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:	Ms. Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Re:	Nicholas Financial, Inc.
Schedule TO-I
Filed February 10, 2015
File No. 005-59007

Dear Ms. Duru:

This letter is in response to your letter, dated February 13, 2015, regarding the review by the U.S. Securities and Exchange Commission (the “Commission”) of the Schedule TO-I originally filed with the Commission on February 10, 2015 (the “Schedule TO”) by Nicholas Financial, Inc., as Issuer (“NFI-Canada”), and Nicholas Financial, Inc., as Offeror (“NFI-Florida” and, together with NFI-Canada, the “Filing Persons”).

Set forth below are the responses of the Filing Persons to the comments of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in your letter of February 13, 2015 relating to the Schedule TO. For convenience of reference, each of the Staff’s comments is set forth below in italics and is followed by the response of the Filing Persons thereto. Terms not otherwise defined herein have the meanings ascribed to them in the Schedule TO and the Offer to Purchase, dated February 10, 2015 (the “Offer”), which was filed as Exhibit (a)(1)(i) to the Schedule TO. Unless otherwise indicated, all references to page numbers contained herein are to the page numbers contained in the Offer.

General

Comment No. 1

Please provide us with a brief legal analysis explaining the basis upon which the filing parties concluded that the tender offer did not constitute a Rule 13e-3 transaction, as defined in Rule 13e-3(a)(3).

February 18, 2015

While we recognize the tender offer seeks to acquire no more than 36.4%-38.9% of outstanding shares if fully subscribed at the high and low end of the price range, the offer may constitute the first step in a series of transactions that could result in application of the rule before one of the two specified going private effects is at risk of occurring.

Response:

The Filing Persons respectfully provide the following brief analysis in response to the Staff’s comment:

Rule 13e-3 defines a “Rule 13e-3 transaction” as any enumerated transaction (or series of transactions), including an issuer tender offer such as that contemplated by the Filing Persons, which, in pertinent part, has either a reasonable likelihood or purpose of (i) causing an issuer to become eligible to terminate the registration of a class of equity securities under Section 12(g) or to suspend the obligation to report under Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or (ii) causing such class of equity securities to be delisted from a national securities exchange.

As of the commencement of the Offer, NFI-Canada was eligible to terminate the registration of its Shares under Section 12(g) of the Exchange Act because its Shares were held of record by fewer than 300 persons. Despite such eligibility, NFI-Canada continues to file Exchange Act reports on a voluntary basis. Because NFI-Canada was already eligible to terminate the registration of its Shares under Section 12(g), the completion of the Offer would not be deemed to have “caused” the Shares to become eligible for termination of registration. See Question 104.01 of Compliance and Disclosure Interpretations of Exchange Act Rule 13e-3 (updated January 26, 2009) (the “C & D I”).

As the Staff rightly points out in such C & D I, a separate evaluation is required to determine whether the Offer, either separately or as part of a series of transactions, would be reasonably likely to cause, or was undertaken for the purpose of causing, the Shares to be delisted from the Nasdaq Global Select Market. The Filing Persons reviewed carefully the Continued Listing Standards for Nasdaq Global Select Market and Nasdaq Global Market Companies in advance of commencing the Offer, and they believe that NFI-Canada will continue to meet the standards for continued listing of the Shares on the Nasdaq Global Select Market in the event of the successful completion of the Offer. Moreover, the Filing Persons have no intention of engaging in any future transaction (or series of transactions), including (without limitation) possible additional future repurchases of Shares, if any such transaction (or series of transactions) would be reasonably likely to cause the Shares to be delisted from the Nasdaq Global Select Market.

What is the purpose of the Offer, page 4

Comment No. 2

Please supplement your disclosure to explain the basis for the filing persons’ belief that the specific size of the offer best positions the company to achieve the positive impact described. For example, please briefly describe how the consideration of the amount of debt used to finance the offer factored into the decision to seek to purchase between 36.4%-38.9% of outstanding shares.

February 18, 2015

Response:

In response to the Staff’s comment, the Filing Persons respectfully point out that the disclosure contained on pages 4 and 18 of the Offer does not suggest that the specific size of the Offer “best positions the company to achieve the positive impact described”, as the Staff’s comment suggests. The Filing Persons believe this would be too subjective a statement and that there exist too many uncertainties to make such an assertion. The Filing Persons do believe, however, that, as stated on page 4 of the Offer, by increasing their leverage ratio, they can increase NFI-Canada’s “earnings per Share and return on equity without taking undue risk in the event of a business downturn or liquidity crisis.” If the Offer is successful (i.e., between $50.0 million and $70.0 million in aggregate value of Shares are purchased using proceeds from NFI-Florida’s credit facility), NFI-Canada’s leverage ratio will increase from 0.9:1 as of December 31, 2014 to approximately 2.1:1 to 2.9:1. The Filing Persons believe that this is within an appropriate range for a finance company. The Filing Persons believe that such an increase in their leverage ratio will, as the disclosure on page 4 and elsewhere in the Offer suggests, increase NFI-Canada’s “earnings per Share and return on equity without taking undue liquidity risk in the event of a business downturn or liquidity crisis.” Consequently, the Filing Persons do not believe that it would be appropriate to make any more definitive statement regarding the impact of the Offer than is already included on page 4 and elsewhere in the Offer.

Comment No. 3

Please supplement your disclosure to describe the accounting treatment of the offer or advise us as to why it is not material. See generally, Item 4 of Schedule TO and Item 1004(a)(1)(xi) of Regulation M-A.

Response:

Given that (a) the consideration for the Offer consists solely of cash, (b) the Offer is not subject to any financing condition, (c) the Offeror, NFI-Florida, is the principal operating subsidiary of NFI-Canada, accounting for approximately 99% of its consolidated revenues, (d) NFI-Canada is a public reporting company and its consolidated financial statements are included in the reports on Forms 10-K and 10-Q incorporated by reference in the Offer, and (e) for accounting purposes, the purchase of Shares in the Offer by NFI-Florida will be treated the same, in all material respects, as if such purchase were made by NFI-Canada, the Filing Persons respectfully submit that the accounting treatment of the Offer is not material. See also Response to Comment No. 7 below.

The Filing Persons note that accounting for treasury shares, which is how any Shares acquired by NFI-Florida pursuant to the Offer will be treated for accounting purposes, is addressed in ASC 505-30. In accordance with ASC 505-30, the cost of acquired treasury shares will be shown as a deduction from shareholders’ equity. There is no authoritative guidance on how to account for costs related to the acquisition of treasury shares. AICPA Technical Practice Aid 4110.09 suggests, however, that the general consensus is that costs associated with the acquisition of treasury shares should be treated in a manner similar to stock issuance costs. Since stock issuance costs are usually accounted for as a deduction from the gross proceeds of the sale of stock, it is reasonable that costs associated with the acquisition of treasury shares be added to the cost of the treasury shares. The Filing Persons believe that the costs associated with acquiring Shares pursuant to the Offer will be approximately $800,000, or $0.17 to $0.25 per Share, depending upon the exact dollar amount of Shares purchased and the price paid per Share. The Filing Persons do not believe that such costs per Share are material.

February 18, 2015

When and how will you pay me for the Shares I tender…, page 9

Comment No. 4

Please refer to disclosure stating that you will “begin paying for tendered shares at least four business days after the Expiration Date…” Securities Exchange Act Rules 13e-4(f)(5) and 14e-1(c) require that you pay the consideration offered promptly after the termination of the offer. Please revise your disclosure here and throughout your offer materials to confirm that you will pay for securities tendered promptly after expiration of the offer.

Response:

The Filing Persons respectfully advise the Staff that they believe the disclosure contained on page 9 and elsewhere in the Offer regarding payment for the tendered Shares is appropriate and reflects the Filing Persons’ understanding of, and intention to comply with, the requirements of Rules 13e-4(f)(5) and 14e-1(c). The first sentence of the relevant paragraph on page 9 states that the Filing Persons will pay for the tendered Shares “[p]romptly after the Expiration Date [of the Offer].” Similar statements regarding prompt payment for the tendered Shares are contained on pages 26 and 27 of the Offer. The sentence on page 9 of the Offer referred to in the Staff’s comment qualifies the Filing Persons’ immediately preceding statement regarding prompt payment by indicating the Filing Persons’ expectations regarding the timing of payment. The Filing Persons believe that this expectation is realistic, given the anticipated proration and other factors, and that it could be misleading not to state this expectation as to the timing of payment. This in no way, however, alters NFI-Florida’s obligation – and stated intention – to make payment promptly after the expiration of the Offer.

Conditions of the Offer, page 28

Comment No. 5

A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, please clarify the condition under the third full bullet point regarding the occurrence of “any change in the general political, market, economic or financial conditions, domestically or internationally, that is reasonably likely to materially and adversely affect our business or the trading in the Shares…”

Response:

The Filing Persons respectfully advise the Staff that they believe the condition referenced in the Staff’s comment is sufficiently specific because “any change in the general political, market, economic or financial conditions…” must be “reasonably likely to materially and adversely affect [the Filing Persons’] business or the trading in the Shares….” This objective qualifier significantly

February 18, 2015

limits the scope of the condition. Moreover the Filing Persons believe that such a condition is appropriate, as it would be impractical, if not impossible, to delineate all possible “changes in the general political, market, economic or financial conditions” that could be “reasonably likely to materially and adversely affect [the Filing Persons’] business or the trading in the Shares.” Further, the Filing Persons believe that it would be imprudent to require the Filing Persons to proceed with the Offer in the face of such an unforeseen condition simply because they had failed to include it in a litany of possible political, market, economic and financial conditions in the Offer.

Comment No. 6

Please refer to the final paragraph under this heading. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform securityholders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

Response:

In response to the Staff’s comment, the Filing Persons respectfully confirm that, if an Offer condition is triggered by events that occur during the Offer period and before the expiration of the Offer, the Filing Persons will promptly inform securityholders how the Filing Persons intend to proceed, rather than waiting until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon the expiration of the Offer.

Source and Amount of Funds, page 31

Comment No. 7

Please provide us with a brief analysis of whether the financial statements specified in Item 1010 of Regulation M-A are material. In this regard, please refer to Item 10 of Schedule TO and Instruction 2 thereto. It does not appear that the offer fits within the safe harbor provisions set forth in the Instruction given that the Offeror, Nicholas Financial-Florida, is not a public reporting company and the offer is for less than all outstanding securities of the subject class.

Response:

The Filing Persons respectfully advise the Staff that they do not believe that the financial statements specified in Item 1010 of Regulation M-A are material. Although, as the Staff rightly points out, the safe harbor provision of Instruction 2 to Item 10 of Schedule TO may not directly apply because NFI-Florida is not a public reporting company and the Offer is for less than all of the outstanding Shares of NFI-Canada, the Filing Persons believe that the rationale underlying the safe harbor provision of Instruction 2 is equally applicable in the context of the Offer by NFI-Florida. In this instance, the consideration offered consists solely of cash and the Offer is not subject to any financing condition. While NFI-Florida is not itself a public reporting company, it is the principal operating subsidiary of NFI-Canada, accounting for approximately 99% of NFI-Canada’s consolidated revenues. NFI-Canada is a public reporting company, and its consolidated financial statements are included in the reports on Forms 10-K and 10-Q incorporated by reference into the Offer. Thus, the Filing Persons believe that it would not be beneficial – and, indeed, may be confusing – to securityholders of NFI-Canada to include separate unaudited financial statements of NFI-Florida in the Offer.

* * *

February 18, 2015

In connection with the Filing Persons’ response to the Staff’s comments, each of the Filing Persons acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with this matter. If you have any questions regarding any of the responses in this letter, please contact Todd B. Pfister of Foley & Lardner LLP at (312) 832-4579.

Respectfully submitted,

NICHOLAS FINANCIAL, INC.
(as Issuer)

By:	/s/ Ralph T. Finkenbrink
Ralph T. Finkenbrink
President & Chief Executive Officer

NICHOLAS FINANCIAL, INC.
(as Offeror)

By:	/s/ Katie L. MacGillivary
Katie L. MacGillivary
Vice President

cc: Todd B. Pfister